Exhibit 99.1

Yandex announces restructuring of its financial team

Amsterdam, June 30, 2023 – As reported earlier the Board of Directors of Yandex N.V. has commenced a restructuring process in November 2022 and further updated the market on the progress in May 2023. In preparation for such potential corporate restructuring, the Company announces leadership changes in its financial department.

Svetlana Demyashkevich, Chief Financial Officer of Yandex N.V. group, will transition to the role of Senior Vice President of Finance of the Dutch holding company, and in this capacity will advise the Board on financial matters and report directly to the Chairman John Boynton.

Alexander Balakhnin, Chief Financial Officer and Head of Strategy of E-commerce, Mobility and Delivery segment, will be appointed as the new Chief Financial Officer of the group.

Both changes are effective from August 1, 2023.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.com

Press Office

Daria Gerasimova

E-mail: pr@yandex-team.com